# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Thayer Ventures Acquisition Corp II, CIK 0001872228
CUSIP: G87890128
Title of class of securities: Class A Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 25852 McBean Parkway, Suite 508, Valencia, California (CA), 91355
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001454027

## Reporting persons
- Verition Fund Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,030,188; sole dispositive power 0; shared dispositive power 1,030,188; aggregate amount beneficially owned 1,030,188 (5.03% of the class)
- Maounis Nicholas Matthew: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,030,188; sole dispositive power 0; shared dispositive power 1,030,188; aggregate amount beneficially owned 1,030,188 (5.03% of the class)

## Item 1. Issuer
Name of issuer: Thayer Ventures Acquisition Corp II
Address of issuer's principal executive offices: 25852 McBean Parkway, Suite 508, Valencia, California, 91355

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of each of the following persons: Verition Fund Management LLC and Nicholas Maounis (collectively, the "Reporting Persons"). This Statement relates to Class A Ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") underlying units ("Units") held for the account of Verition Multi-Strategy Master Fund Ltd. Each Unit consists of one Class A Ordinary Share and one right (each a "Unit Right") entitling the holder to receive one-tenth of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Verition Fund Management LLC serves as the investment manager to Verition Multi-Strategy Master Fund Ltd. Mr. Nicholas Maounis is the managing member of Verition Fund Management LLC. In such capacities, each of the Reporting Persons may be deemed to have voting and dispositive power over the securities held for Verition Multi-Strategy Master Fund Ltd.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is One American Lane, Greenwich, CT 06831.
Citizenship: Verition Fund Management LLC is a Delaware limited liability company. Nicholas Maounis is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, the number of Class A Ordinary Shares the Reporting Persons may be deemed to beneficially own equals 1,030,188 Class A Ordinary Shares held by Verition Multi-Strategy Master Fund Ltd.

The amount beneficially owned by each Reporting Person excludes Class A Ordinary Shares underlying Unit Rights held by Verition Multi-Strategy Master Fund Ltd. that the Reporting Persons are entitled to receive only upon consummation of the Issuer's initial business combination, because the Reporting Persons do not have the right to acquire beneficial ownership of such Class A Ordinary Shares within 60 days.
Percent of class: As of June 30, 2025, the number of Class A Ordinary Shares the Reporting Persons may be deemed to beneficially own constitutes approximately 5.03% of the Class A Ordinary Shares outstanding. This percentage is based on 20,487,500 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 30, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,030,188
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,030,188

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Verition Multi-Strategy Master Fund Ltd. is known to have the right to receive dividends from, and proceeds from the sale of, the Class A Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Verition Fund Management LLC: /s/ William Anderson, William Anderson, CFO (08/14/2025)
- Maounis Nicholas Matthew: /s/ Nicholas Maounis, Nicholas Maounis (08/14/2025)